UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*



                 Grupo Radio Centro, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Series A Shares, without par value ("Series A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40049C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BBVA Bancomer, S.A., as Trustee of Trust No. F/23020-1 (the "Old Trust"), established pursuant to a Trust Agreement, dated April 24, 1992, as amended (the "Old Trust Agreement"), on behalf of the Old Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               None
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                11,669,527 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 None
      WITH
                       8    SHARED DISPOSITIVE POWER
                            11,669,527 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BBVA Bancomer, S.A., as Trustee of Trust No. F/29307-6 (the "New Trust" and, together with the Old Trust, the "Trusts"), established pursuant to a Trust Agreement, dated June 3, 1998, as amended (the "New Trust Agreement" and, together with the Old Trust Agreement, the "Trust Agreements"), on behalf of the New Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               None
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                72,351,119 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 None
      WITH
                       8    SHARED DISPOSITIVE POWER
                            72,351,119 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Esther Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               507,034 Series A Shares
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,746 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 104,760 Series A Shares
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,423,020 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Francisco de Jesus Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               None
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 None
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Adriana Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               None
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 None
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ana Maria Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               1,125,360 Series A Shares
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 1,125,360 Series A Shares
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos de Jesus Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               514,767 Series A Shares
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 514,767 Series A Shares
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rafael Felipe de Jesus Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               194,769 Series A Shares
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 194,769 Series A Shares
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jose Manuel Aguirre Gomez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[X]
                                                                          (b)[ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                       5    SOLE VOTING POWER
    NUMBER OF               None
     SHARES
  BENEFICIALLY         6    SHARED VOTING POWER
    OWNED BY                84,020,646 Series A Shares
      EACH
   REPORTING           7    SOLE DISPOSITIVE POWER
     PERSON                 None
      WITH
                       8    SHARED DISPOSITIVE POWER
                            84,020,646 Series A Shares

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 4(a).

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
      (SEE INSTRUCTIONS)

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      See Item 4(b).

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

Item 1.

     (a)       Name of Issuer:

               Grupo Radio Centro, S.A. de C.V. (the "Issuer")
                                                      ------

     (b)       Address of Issuer's Principal Executive Offices:

               Constituyentes 1154 (7 Piso)
               Col. Lomas Altas
               C.P. 11950, Mexico, D.F.
               Mexico

Item 2.

     (a)       Names of Persons Filing:

               (1)  The Old Trust

               (2)  The New Trust

               (3) Each of the following members of the Aguirre Family (the "Aguirre Family"):

                    Maria Esther Aguirre Gomez
                    Francisco de Jesus Aguirre Gomez
                    Maria Adriana Aguirre Gomez
                    Ana Maria Aguirre Gomez
                    Carlos de Jesus Aguirre Gomez
                    Rafael Felipe de Jesus Aguirre Gomez
                    Jose Manuel Aguirre Gomez

                    (Each of the members of the Aguirre Family is a member of the technical committee of the Trusts. The technical committees of the Trusts (the "Technical Committees") make administrative and investment decisions for their respective Trust. The Technical Committees are organized pursuant to their respective Trust Agreements.)

               (4) The group is comprised of each of the members of the Aguirre Family and each of the Trusts (the "Group"), to the extent that each such member of the Aguirre Family and each such Trust shares power to vote or dispose, or direct the vote or disposition, of Series A Shares beneficially owned by the Group.

     (b)       Addresses of Principal Business Offices:

               (i)  The Old Trust's principal business address is:

                    BBVA Bancomer, S.A. Fideicomiso F/23020-1
                    Centro Bancomer
                    Avenida Universidad 1200
                    Col. Xoco
                    C.P. 03339, Mexico, D.F.
                    Mexico

              (ii)  The New Trust's principal business address is:

                    BBVA Bancomer, S.A. Fideicomiso F/29307-6
                    Centro Bancomer
                    Avenida Universidad 1200
                    Col. Xoco
                    C.P. 03339, Mexico, D.F.
                    Mexico

             (iii)  Maria Adriana Aguirre Gomez's principal business address is:

                    Impulsora Publicitaria Sonorense, S.A. de C.V. Av. Kino y Quinta
                    Col. Comercial
                    C.P. 83449 San Luis Rio Colorado, Sonora
                    Mexico

              (iv)  Ana Maria Aguirre Gomez's principal business address is:

                    Radiotelevisora FAJ, S.A. de C.V.
                    Calle Guanajuato #224 - 105
                    Col. Roma
                    C.P. 06700 Mexico, D.F.
                    Mexico

               (v) Rafael Felipe de Jesus Aguirre Gomez's principal business address is:

                    Blvd. Kukulcan km. 11.5
                    Zona Hotelera, Centro Comercial Flamingo Plaza Local 215 C.P. 77500 Cancun, Quintana Roo
                    Mexico

              (vi)  Jose Manuel Aguirre Gomez's principal business address is:

                    Promoimpac, S.A. de C.V.
                    Calle Colima #410 Int. 401
                    Col. Roma
                    C.P. 06700 Mexico, D.F.
                    Mexico

             (vii) The principal business address for the remaining members of the Aguirre Family, including Maria Esther Aguirre Gomez, Francisco de Jesus Aguirre Gomez and Carlos de Jesus Aguirre Gomez is:

                    Grupo Radio Centro, S.A. de C.V.
                    Constituyentes 1154 (7 Piso)
                    Col. Lomas Altas
                    C.P. 11950 Mexico, D.F.
                    Mexico

     (c)       Citizenship:

               Each member of the Aguirre Family is a Mexican citizen, and each of the Trusts is a trust organized under the laws of the United Mexican States.

     (d)       Title of Class of Securities:

               Series A Shares, without par value ("Series A Shares")

     (e)       CUSIP Number:

               40049C 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

     (a) |_|   Broker or dealer registered under Section 15 of the Act;

     (b) |_|   Bank as defined in Section 3(a)(6) of the Act;

     (c) |_|   Insurance company as defined in Section 3(a)(19) of the Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e) |_|   Investment adviser in accordance with
               Rule 13d-1(b)(1)(ii)(E);

     (f) |_| Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

     (j) |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

           (a)-(b) Amount Beneficially Owned and Percent of Class:

           The Reporting Persons had, as of December 31, 2003, beneficial ownership of the following number and percentage of Series A Shares:


                                                              Series A Shares
                                                -----------------------------------------
                                                     Number                % of Class(1)
                                                ----------------       ------------------

            Old Trust                               11,669,527                   7.2%
            New Trust                               72,351,119                  44.5%
            Maria Esther Aguirre Gomez              84,527,780 (2)(3)           52.0%
            Francisco de Jesus Aguirre Gomez        84,020,646 (2)              51.7%
            Maria Adriana Aguirre Gomez             84,020,646 (2)              51.7%
            Ana Maria Aguirre Gomez                 85,146,006 (2)(4)           52.3%
            Carlos de Jesus Aguirre Gomez           84,535,413 (2)(5)           52.0%
            Rafael Felipe de Jesus Aguirre Gomez    84,215,415 (2)(6)           51.8%
            Jose Manuel Aguirre Gomez               84,020,646 (2)              51.7%



             ---------------

             (1) Based upon 162,667,561 Series A Shares issued and outstanding as of December 31, 2003.

             (2) All Series A Shares beneficially owned by the Old Trust and the New Trust (the "Family Shares") are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of each of the Technical Committees.

             (3) Includes 402,374 Series A Shares and 11,640 American Depositary Shares ("ADSs") beneficially owned by Maria Esther Aguirre Gomez, in addition to the Family Shares. Each ADS represents nine Ordinary Participation Certificates ("CPOs"), each representing one Series A Share.

             (4) Includes 1,020,600 Series A Shares and 11,640 ADSs beneficially owned by Ana Maria Aguirre Gomez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

             (5) Includes 249,267 Series A Shares and 29,500 ADSs beneficially owned by Carlos de Jesus Aguirre Gomez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

             (6) Includes 21,641 ADSs beneficially owned by Rafael Felipe de Jesus Aguirre Gomez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

               The Group, as of December 31, 2003, may be deemed to have beneficially owned 86,362,676 Series A Shares, representing 53.1% of the Issuer's total Series A Shares outstanding as of December 31, 2003.

               On June 30, 2003, 11,669,528 of the Issuer's CPOs held by the Old Trust and 20,746,853 CPOs held by the New Trust were converted into 11,669,528 Series A Shares and 20,746,853 Series A Shares, respectively, pursuant to the Trust Agreement, dated May 24, 1993, as amended, among the Old Trust and the Issuer, as grantors, and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria, as trustee. The CPOs held by the Old Trust and the New Trust were acquired by members of the Group prior to the registration of the Series A Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               The change, reflected in this Amendment No. 6, in the number of Series A Shares beneficially owned by the Trusts since the last report by Bancomer, S.A., as Trustee of the New Trust, on Amendment No. 5, in respect of the Series A Shares of the Issuer filed on February 14, 2000, is the result of (i) the conversion of the CPOs held by the Old Trust and the New Trust, as described in the immediately preceding paragraph, and (ii) increases in beneficial ownership in Series A Shares in aggregate amounts less than 2% of total outstanding Series A Shares during any 12-month period.

     (c)   Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: See Item 5 on pages 2 through 10.

               (ii) Shared power to vote or to direct the vote: See Item 6 on pages 2 through 10.

              (iii) Sole power to dispose or to direct the disposition of: See
                    Item 7 on pages 2 through 10.

               (iv) Shared power to dispose or direct the disposition of: See
                    Item 8 on pages 2 through 10.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of
               the date hereof the reporting person has ceased to be the    |_|
               beneficial owner of more than five percent of the class of securities, check the following:


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               See Exhibit 1 attached for identities of members of the Group.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certifications.

               Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2005


BBVA BANCOMER, S.A.,
as Trustee of Trust No. F/23020-1, and
solely on behalf of Trust No. F/23020-1

/s/ Alfredo Azpeitia Mera
-----------------------------------------------------
By:  Alfredo Azpeitia Mera
Attorney-in-Fact


BBVA BANCOMER, S.A.,
as Trustee of Trust No. F/29307-6, and
solely on behalf of Trust No. F/29307-6

/s/ Alfredo Azpeitia Mera
-----------------------------------------------------
By:  Alfredo Azpeitia Mera
Attorney-in-Fact


                           *
-----------------------------------------------------
Maria Esther Aguirre Gomez
                           *
-----------------------------------------------------
Francisco de Jesus Aguirre Gomez
                           *
-----------------------------------------------------
Maria Adriana Aguirre Gomez
                           *
-----------------------------------------------------
Ana Maria Aguirre Gomez
                           *
-----------------------------------------------------
Carlos de Jesus Aguirre Gomez
                           *
-----------------------------------------------------
Rafael Felipe de Jesus Aguirre Gomez
                           *
-----------------------------------------------------
Jose Manuel Aguirre Gomez


*    /s/ Alfredo Azpeitia Mera
     ------------------------------------------------
     By:  Alfredo Azpeitia Mera
     Attorney-in-Fact

                                  Exhibit Index


Exhibit 1         Identification and Classification of Members of the Group.

Exhibit 2         Powers of Attorney, filed as English translations.

Exhibit 3         Joint Filing Agreement.